July 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern States Bancshares, Inc.

Request for Withdrawal of Amendments to Registration Statements on Form S-3 (File Nos. 333-267772 and 333-269180)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Southern States Bancshares, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) withdrawal, effective as of the date hereof or as soon as practicable thereafter, the Company’s Amendments to its Registration Statements on Form S-3 (File No. 333-267772 and 333-269180), filed with the Commission on July 1, 2025 (the “Amendments”). No securities were sold with respect to the Registration Statements following the filing of the Amendments.

The Company is requesting the withdrawal of the Amendments due to a filing type and coding error. The Amendments were incorrectly coded and filed as “S-3/A” rather than filing type “POS-AM”. The Company subsequently refiled the Amendments with correct code “POS-AM” on July 2, 2025.

Sincerely,

FB Financial Corporation
as successor-in-interest to Southern States Bancshares, Inc.

By:	/s/ Michael M. Mettee
Name:	Michael M. Mettee
Title:	Chief Financial Officer (Principal Financial Officer)